Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2025 Financial Results

Total revenues of US$150.5 million exceeded guidance, up 104.4% YoY

Bitcoin mining revenues reached US$30.6 million, up 241.0 % YoY

Cryptocurrency treasury1 climbed to a milestone of 1,610 BTC and 3,950 ETH as of October-end 2025

Singapore, November 18, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced its unaudited financial results for the three months ended September 30, 2025.

Third Quarter 2025 Operating and Financial Highlights

Total revenues surged to US$150.5 million, exceeding the high-end of the Company’s previous guidance range, representing 104.4% year-over-year and 50.2% quarter-over-quarter growth, underpinned by strong momentum across global sales and bitcoin mining operations.

Total computing power sold exceeded 10.0 exahashes per second (EH/s), setting a new quarterly record and representing 37.7% year-over-year growth and 55.6% quarter-over-quarter growth, driven by robust customer demand in Asia and a strategic rebound in North America.

Mining revenue hit a record of US$30.6 million, representing 241.0% year-over-year growth, as the Company mined 267 bitcoins at an average revenue of US$114,485 per bitcoin, despite elevated network difficulty.

Gross profit surged to US$16.6 million, compared to a gross loss of US$21.5 million in the same period of last year, reflecting product mix optimization and supply chain resilience.

Cryptocurrency treasury expanded to 1,581.9 BTC and 2,830 ETH by the end of the third quarter in 2025 and further climbed to 1,610 BTC and 3,950 ETH by October-end 2025, reaching new historical highs.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “In the third quarter of 2025, we delivered a strong performance amid complex macro conditions and ongoing geopolitical friction. Our total revenue reached US$150.5 million, exceeding the high end of our guidance range, driven by record-breaking momentum in both mining machine sales and self-operated mining. We sold over 10 EH/s of computing power, marking a 55.6% sequential increase and setting a new quarterly high. Our Avalon Home product line also gained significant traction among retail and distributor channels, contributing more than 8% of total revenue for the quarter. Meanwhile, our installed mining fleet expanded to 9.3 EH/s by the end of the third quarter, supported by competitive power costs and rising efficiency, reinforcing our integrated strategy in mining operations.”

“With the successful ramp-up of our U.S. assembly partner, we have secured new orders from leading U.S.-based miners and advanced our own mining deployment in North America. This progress reflects the strength of our global supply chain and growing client trust. We also introduced our next-generation air-cooled A16XP model, offering 300 TH/s and energy efficiency of 12.8 J/TH, underscoring our leadership in high-performance ASIC design. Beyond these milestones, we have recently launched pilot initiatives that explore the synergy between bitcoin mining, energy management, and broader computing applications, such as grid balancing, stranded natural gas utilization, and residential heat integration. These projects point to an exciting new direction where mining becomes a catalyst for value creation across the energy and AI infrastructure landscape.”

Note 1: Defined as the total number of bitcoins and other cryptocurrencies owned by the Company on its Balance Sheet, including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

Jin “James” Cheng, chief financial officer of Canaan, commented, “We delivered another solid quarter with revenue, profitability, and cash flow all showing meaningful improvement, a result of focused execution and disciplined financial management. Product sales revenue reached US$118.6 million for the quarter, supported by strong growth in computing power sold and higher average selling prices. Our team also secured a substantial volume of new orders, especially from a top-tier U.S. mining client, laying a strong foundation for the remainder of 2025. In the third quarter, our mining business achieved a quarterly record, with US$30.6 million in revenue and 267 bitcoins mined, despite the ongoing increase in mining difficulty. These operations further strengthened our growing bitcoin holdings. Despite the added cost pressure from evolving tariff policies, we expanded our gross profit to US$16.6 million and lifted our gross margin to 11%, reflecting our commitment to operational efficiency. The third quarter’s bottom line included a US$9.5 million non-cash impact from the change in fair value of preferred shares, which we excluded from our Non-GAAP results to provide a clearer view of our underlying operational performance. With all preferred shares now fully converted, we expect to include a final impact from this item in the fourth quarter.”

“Driven by our robust sales cash inflow, our cash position surged to US$119.2 million by the end of the third quarter, strengthening our liquidity. Our balance sheet was also further bolstered by record-high crypto treasuries of approximately 1,582 BTC and 2,830 ETH, which also contributed an aggregate US$5.7 million of unrealized fair value gain on our digital asset holdings as these cryptocurrency prices increased by the end of the third quarter. As part of our enhanced treasury management initiative, we capitalized on recent price volatility to strategically acquire 100 additional bitcoins from the open market. In early November, we are also pleased to have received US$72 million in strategic investment from influential institutional investors. Looking ahead, we will continue to uphold prudent financial management while remaining flexible and responsive to market dynamics. Our reinforced liquidity, combined with a growing treasury and operational resilience, positions us well to pursue great opportunities in the evolving digital mining economy.”

Third Quarter 2025 Financial Results

Total revenues in the third quarter of 2025 were US$150.5 million, compared to US$100.2 million in the second quarter of 2025 and US$73.6 million in the same period of 2024. Total revenues consisted of US$118.6 million in products revenue, US$30.6 million in mining revenue and US$1.3 million in other revenues.

Products revenue in the third quarter of 2025 was US$118.6 million, compared to US$71.9 million in the second quarter of 2025 and US$64.6 million in the same period of 2024. The sequential and year-over-year increases were mainly driven by the increased computing power sold and increased average selling price.

Mining revenue in the third quarter of 2025 was US$30.6 million, compared to US$28.1 million in the second quarter of 2025 and US$9.0 million in the same period of 2024. The sequential and year-over-year increases were mainly attributable to an increase in energized mining computing power and an increase in the bitcoin price.

Cost of revenues in the third quarter of 2025 was US$133.9 million, compared to US$90.9 million in the second quarter of 2025 and US$95.1 million in the same period of 2024.

Products costs in the third quarter of 2025 were US$98.7 million, compared to US$58.8 million in the second quarter of 2025 and US$81.6 million in the same period of 2024. The sequential increase was mainly due to the increased sales volume. The year-over-year increase was mainly attributable to increased sales volume, partially offset by the decreased inventory write-down. The inventory write-down for this quarter was US$1.3 million, compared to the inventory write-down of US$1.0 million for the second quarter of 2025 and the inventory write-down and prepayment write-down of US$22.9 million for the same period of 2024. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down.

Mining costs in the third quarter of 2025 were US$34.1 million, compared to US$32.0 million in the second quarter of 2025 and US$13.5 million in the same period of 2024. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year increases were mainly due to the increase in deployed computing power for the Company's mining operations. The depreciation in this quarter for deployed mining machines was US$11.8 million, compared to US$10.5 million in the second quarter of 2025 and US$6.5 million in the same period of 2024.

Gross profit in the third quarter of 2025 was US$16.6 million, compared to a gross profit of US$9.3 million in the second quarter of 2025 and a gross loss of US$21.5 million in the same period of 2024.

Total operating expenses in the third quarter of 2025 were US$40.5 million, compared to US$36.4 million in the second quarter of 2025 and US$35.3 million in the same period of 2024.

Research and development expenses in the third quarter of 2025 were US$16.3 million, compared to US$16.4 million in the second quarter of 2025 and US$14.8 million in the same period of 2024. Research and development expenses remained relatively stable sequentially. The year-over-year increase was mainly due to an increase of US$1.7 million in staff costs. Research and development expenses in the third quarter of 2025 also included share-based compensation expenses of US$1.0 million.

Sales and marketing expenses in the third quarter of 2025 were US$5.1 million, compared to US$4.5 million in the second quarter of 2025 and US$1.7 million in the same period of 2024. The sequential and year-over-year increase was mainly due to an increase in staff costs. Sales and marketing expenses in the third quarter of 2025 also included share-based compensation expenses of US$67 thousand.

General and administrative expenses in the third quarter of 2025 were US$17.9 million, compared to US$16.4 million in the second quarter of 2025 and US$13.2 million in the same period of 2024. The sequential increase was mainly due to an increase of US$2.3 million in staff costs. The year-over-year increase was mainly due to an increase of US$3.6 million in staff costs and an increase of US$1.3 million in professional service fees. General and administrative expenses in the third quarter of 2025 also included share-based compensation expenses of US$4.0 million.

Impairment on property, equipment and software in the third quarter of 2025 was US$1.2 million, compared to nil in the second quarter of 2025 and US$6.5 million in the same period of 2024.

Loss from operations in the third quarter of 2025 was US$23.9 million, compared to US$27.1 million in the second quarter of 2025 and US$56.8 million in the same period of 2024.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the third quarter of 2025 were a gain of US$1.7 million and a gain of US$3.9 million, respectively, compared to a gain of US$10.6 million and a gain of US$23.4 million in the second quarter of 2025, respectively. The gains were mainly due to the increased bitcoin price on September 30, 2025, compared to the bitcoin price on June 30, 2025.

Change in fair value of financial instruments other than derivatives in the third quarter of 2025 was a loss of US$9.5 million, compared to a loss of US$17.5 million in the second quarter of 2025 and a gain of US$1.2 million in the same period of 2024, which was mainly due to the changes in fair value of Series A and Series A-1 convertible preferred shares.

Excess of fair value of Convertible Preferred Shares in the third quarter of 2025 was nil, compared to nil in the second quarter of 2025 and US$28.3 million in the same period of 2024.

Foreign exchange losses, net in the third quarter of 2025 were US$1.8 million, compared to a gain of US$0.3 million in the second quarter of 2025 and a loss of US$1.0 million in the same period of 2024, respectively.

Loss before income tax expense in the third quarter of 2025 was US$27.2 million, compared to US$10.3 million in the second quarter of 2025 and US$82.3 million in the same period of 2024.

Net loss in the third quarter of 2025 was US$27.7 million, compared to US$11.1 million in the second quarter of 2025 and US$75.6 million in the same period of 2024.

Non-GAAP adjusted EBITDA in the third quarter of 2025 was a gain of US$2.8 million, as compared to a gain of US$25.3 million in the second quarter of 2025 and a loss of US$34.1 million in the same period of 2024. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the third quarter of 2025 was a loss of US$0.6 million, compared to a gain of US$1.4 million in the second quarter of 2025 and a gain of US$5.1 million in the same period of 2024, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the third quarter of 2025 were US$0.05. In comparison, basic and diluted net loss per ADS in the second quarter of 2025 were US$0.03, while basic and diluted net loss per ADS in the same period of 2024 were US$0.27. Each ADS represents 15 of the Company's Class A ordinary shares.

As of September 30, 2025, the Company held Cryptocurrency assets with a fair value of US$84.6 million and Cryptocurrency receivable with an aggregate fair value of US$113.1 million, respectively. Cryptocurrency assets primarily consist of 581.9 bitcoins owned by the Company and 63.4 bitcoins received as customer deposits. Cryptocurrency receivable consists of 900 bitcoins pledged for secured term loans and 100 bitcoins transferred to a fixed-term product. The classification of cryptocurrency receivable as current assets is consistent with the corresponding secured term loans. As of September 30, 2025, the Company held a total of 1,645.2 bitcoins.

As of September 30, 2025, the Company had cash of US$119.2 million, compared to US$96.5 million as of December 31, 2024.

Accounts receivable, net as of September 30, 2025 were US$7.0 million, compared to US$1.5 million as of December 31, 2024. Accounts receivable were mainly due to an installment policy implemented for some major customers who meet certain conditions.

ADSs Outstanding

As of September 30, 2025, the Company had a total of 563,836,579 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Secured Landmark U.S. Order

On October 2, 2025, the Company announced that it secured a purchase order from a U.S.-based bitcoin miner for more than 50,000 units of Avalon® A15 Pro mining machines, which was the largest single order in the past three years. Scheduled for delivery in the fourth quarter of 2025, the order reinforces the Company’s technology leadership and highlights the continued recovery of the U.S. bitcoin-mining market.

Launched Gas-to-Computing Pilot in Canada

On October 13, 2025, the Company announced the launch of a pilot gas-to-computing mining project in Calgary, Alberta, Canada, in partnership with Aurora AZ Energy Ltd. The initiative converts wellhead natural gas into low-cost power for high-density computing and bitcoin mining and will deploy over US$2 million worth of Avalon A15 Pro miners and modular data units at the source. The project is expected to reduce annual CO₂-equivalent emissions by approximately 12,000 to 14,000 metric tons.

Unveiled Next-Generation Avalon® A16 Series Bitcoin Mining Machines

On October 28, 2025, the Company announced the official launch of its next-generation Avalon A16 series, including the most competitive air-cooled A16XP model, featuring 300 TH/s of computing power with an energy efficiency of 12.8 J/TH. The A16 series mining machines are now available for pre-order and will ship from the Company’s production centers in North America, East Asia, and Southeast Asia.

Regained Compliance with Nasdaq Minimum Bid Price

On October 15, 2025, the Company received written compliance notification from the staff of the Nasdaq Stock Market LLC that for 10 consecutive business days from October 1 to 15, 2025, the closing bid price of its American Depositary Shares (“ADSs”) had been equal to or above US$1.00 per ADS. Accordingly, the Company has regained compliance with Nasdaq’s minimum bid-price requirement.

The Share Repurchase Program

On May 27, 2025, the Company announced a share repurchase program of up to US$30 million of its ADSs and/or Class A ordinary shares over a six-month period. Repurchases may be conducted through open-market or privately negotiated transactions, subject to market conditions and regulatory requirements.

As of November 18, 2025, the Company had repurchased approximately 5.08 million ADSs for a total of about US$3.4 million under the program.

Refreshed At-the-Market Offering (“ATM”) Program

On October 24, 2025, the Company established a new ATM equity offering program to replace the prior program, which had expired. The renewal was intended to broaden banking relationships and enhance financial flexibility for future growth initiatives.

Following the renewal, the Company sold approximately 4.84 million of ADSs through the ATM program at a combined average price of approximately US$1.61 per ADS, raising in total gross proceeds of about US$7.8 million. The Company has elected to pause further sales under the ATM for the remainder of 2025. Whether and when to resume active sales in 2026 will depend on the Company’s cash requirements, market conditions, and other relevant factors.

Completed US$72 Million Strategic Investment and Registered Direct Offering

On November 4, 2025, the Company announced a strategic equity investment from institutional investors, including Brevan Howard Asset Management LLP, Galaxy Digital Holdings Ltd., and Weiss Asset Management LLC. The investment was executed through a registered direct offering that closed on November 7, 2025, raising aggregate gross proceeds of US$72 million. Each ADS, representing 15 Class A ordinary shares, was priced at US$1.131 per ADS. Net proceeds are intended to fund the acquisition and development of North American datacenter sites, expansion of the Company’s bitcoin-mining machine production capacity, R&D activities, and general corporate purposes. The transaction marks a milestone institutional endorsement of the Company’s growth strategy and long-term market positioning.

Completion of Conversion of the Previously Announced Series A and Series A-1 Preferred Shares

As of October 2025, all the Company’s Series A and Series A-1 Preferred Shares issued in previous preferred share financings had been converted into Class A ordinary shares by the Buyer.

Business Outlook

For the fourth quarter of 2025, the Company expects total revenues to be in the range of US$175 million to US$205 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on November 18, 2025 (or 9:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Third Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BIc339a4b00bf945a3aca851bfb146df10

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan's business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax (benefit) expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of convertible preferred shares. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	USD	USD
ASSETS
Current assets:
Cash	96,488	119,208
Accounts receivable, net	1,514	7,015
Inventories	94,620	201,743
Prepayments and other current assets	90,874	76,259
Cryptocurrency receivable, current	50,525	113,136
Total current assets	334,021	517,361
Non-current assets:
Cryptocurrency	61,821	84,587
Cryptocurrency receivable, non-current	19,057	-
Property, equipment and software, net	40,163	60,457
Intangible asset	901	742
Operating lease right-of-use assets	3,495	3,260
Deferred tax assets	295	298
Other non-current assets	476	483
Non-current financial investment	2,782	2,815
Total non-current assets	128,990	152,642
Total assets	463,011	670,003
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	16,658	44,701
Accounts payable	13,975	33,669
Contract liabilities	24,248	86,907
Income tax payable	10,932	11,170
Accrued liabilities and other current liabilities	43,406	55,490
Operating lease liabilities, current	1,237	1,674
Convertible Preferred Shares	68,113	45,351
Total current liabilities	178,569	278,962
Non-current liabilities:
Long-term loans	7,279	-
Operating lease liabilities, non-current	1,701	1,284
Deferred tax liability	153	126
Other non-current liabilities	9,055	9,728
Total liabilities	196,757	290,100
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,675,000 shares authorized, 5,593,444,487 and 9,069,968,507 shares issued, 4,614,163,022 and 8,425,262,057 shares outstanding as of December 31, 2024 and September 30, 2025, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 229,281,465 and 211,035,135 shares as of December 31, 2024 and September 30, 2025, respectively)	(57,055)	(38,850)
Additional paid-in capital	816,363	1,037,369
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(57,456)	(57,786)
Accumulated deficit	(450,490)	(575,722)
Total shareholders’ equity	266,254	379,903
Total liabilities and shareholders’ equity	463,011	670,003

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	USD	USD	USD
Revenues
Products revenue	64,584	71,923	118,609
Mining revenue	8,959	28,072	30,552
Other revenues	65	214	1,315
Total revenues	73,608	100,209	150,476
Cost of revenues
Product cost	(81,625)	(58,759)	(98,740)
Mining cost	(13,476)	(31,995)	(34,064)
Other cost	(18)	(149)	(1,049)
Total cost of revenues	(95,119)	(90,903)	(133,853)
Gross (loss) profit	(21,511)	9,306	16,623
Operating expenses:
Research and development expenses	(14,761)	(16,406)	(16,336)
Sales and marketing expenses	(1,719)	(4,472)	(5,074)
General and administrative expenses	(13,206)	(16,361)	(17,929)
Impairment on property and equipment	(6,462)	-	(1,194)
Gain on disposal of property, equipment and software	815	863	-
Total operating expenses	(35,333)	(36,376)	(40,533)
Loss from operations	(56,844)	(27,070)	(23,910)
Interest income	158	76	94
Interest expense	(247)	(385)	(403)
Change in fair value of cryptocurrency	(1,672)	10,576	1,717
Change in fair value of financial instruments other than derivatives	1,243	(17,485)	(9,458)
Change in fair value of financial derivatives	4,202	23,440	3,941
Excess of fair value of convertible preferred shares	(28,297)	-	-
Foreign exchange (losses) gains, net	(1,036)	338	(1,808)
Other income, net	206	225	2,579
Loss before income tax expenses	(82,287)	(10,285)	(27,248)
Income tax benefit (expense)	6,710	(773)	(495)
Net loss	(75,577)	(11,058)	(27,743)
Foreign currency translation adjustment, net of nil tax	5,129	1,376	(649)
Total comprehensive loss	(70,448)	(9,682)	(28,392)
Weighted average number of shares used in per share calculation:
— Basic	4,163,053,834	5,994,860,758	7,787,752,699
— Diluted	4,163,053,834	5,994,860,758	7,787,752,699
Net loss per share (cent per share)
— Basic	(1.82)	(0.18)	(0.36)
— Diluted	(1.82)	(0.18)	(0.36)
Share-based compensation expenses were included in:
Cost of revenues	53	80	91
Research and development expenses	1,882	1,363	975
Sales and marketing expenses	55	59	67
General and administrative expenses	4,694	4,670	3,999

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	USD	USD	USD
Net loss	(75,577)	(11,058)	(27,743)
Income tax (benefit) expense	(6,710)	773	495
Interest income	(158)	(76)	(94)
Interest expense	247	385	403
EBIT	(82,198)	(9,976)	(26,939)
Depreciation and amortization expenses	7,855	11,657	13,965
EBITDA	(74,343)	1,681	(12,974)
Share-based compensation expenses	6,684	6,172	5,132
Impairment on property, equipment and software	6,462	-	1,194
Change in fair value of financial instruments other than derivatives	(1,243)	17,485	9,458
Excess of fair value of convertible preferred shares	28,297	-	-
Non-GAAP adjusted EBITDA	(34,143)	25,338	2,810